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VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Mobileye Global Inc.

Amendment No. 2 to the Draft Registration Statement on Form S-1

Submitted June 22, 2022

CIK 0001910139

Ladies and Gentlemen:

On behalf of Mobileye Global Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 12, 2022 on the Company’s amended Draft Registration Statement on Form S-1 confidentially submitted on June 22, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to the Draft Registration Statement on Form S-1 (“Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 22, 2022

Prospectus Summary

Relationship with Intel, page 9

1.	Please disclose that you have entered into certain arrangements with Intel under the Master Transaction Agreement and under your amended and restated certificate of incorporation that provide Intel with certain rights so long as Intel holds at least 20% of your common stock. Describe the corporate actions that would require the prior consent of Intel, including but not limited to, the authorization of stock issuances.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 10 to disclose that the Company has entered into certain arrangements with Intel under the Master Transaction Agreement and under its amended and restated certificate of incorporation that provide Intel with certain rights so long as Intel holds at least 20% of the Company’s issued and outstanding shares of common stock. The Company also revised the disclosure on pages 9 and 10 to describe the corporate actions that would require the prior consent of Intel, including but not limited to, the issuance of any stock or other equity securities except to the Company’s subsidiaries, pursuant to this offering, or pursuant to the Company’s employee benefit plans limited to a share reserve of 5% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31.

Risk Factors, page 19

2.	Please add a risk factor disclosing that your amended and restated certificate of incorporation waived the corporate opportunities doctrine and address any potential conflicts of interest.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 to add a risk factor disclosing that its amended and restated certificate of incorporation waived the corporate opportunities doctrine and address any potential conflicts of interest.

Unaudited Pro Forma Condensed Combined Financial Statements, page 61

3.	Please revise here to include a discussion of the minimum cash requirement provided by the terms of the Master Transaction Agreement that Intel has agreed to ensure you will have in cash, cash equivalents and marketable securities immediately after completion of the offering.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62 to 68 to include a discussion of the minimum cash requirements provided by the terms of the Master Transaction Agreement that Intel has agreed to ensure that the Company will have in cash, cash equivalents, and marketable securities immediately after completion of this offering.

U.S. Securities and Exchange Commission

August 22, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Supply and manufacturing capacity, page 73

4.	We note your discussion regarding the significant reduction in inventory levels due to your sole suppliers inability to meet your EyeQ SoC demands. Please revise your MD&A Overview section to discuss known trends or uncertainties resulting from these inventory shortages and mitigation efforts undertaken, if any. Also, revise to specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 74 to discuss known trends and uncertainties resulting from EyeQ® SoC inventory shortages and mitigation efforts undertaken. The Company also revised the disclosure on page 74 to specify that, while the Company cannot fully predict the length and severity of the impact of these challenges, it does not anticipate that they would materially adversely affect its results of operations, capital resources, sales, profits, and liquidity.

Comparison of the Three Months Ended April 2, 2022 and March 27, 2021, page 77

5.	Please revise here to include a quantified discussion regarding the impact from having an additional week in fiscal 2022 compared to 2021. Similarly, revise the Prospectus Summary and MD&A Overview disclosures where you discuss the 4.5% period-over-period revenue growth to clarify how the additional week impacted your fiscal 2022 revenues.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 2 and 70 to discuss the impact from having an additional week in fiscal 2022 compared to 2021.

6.	In addition, you indicate that the increase in revenue during the first quarter of fiscal 2022 was due mainly to the sales of your SuperVision Solutions, which have a greater average price per vehicle compared to other ADAS. Please revise to include a quantified discussion regarding the impact of both changes in volume and price on your interim period results. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response:      The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 79 to discuss the impact of both changes in volume and price on its interim period results due to sales of the SuperVisionTM solution.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Mobileye Global Inc.

Anat Heller

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Sullivan & Cromwell LLP

John L. Savva